Exhibit 99(a)(5)

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


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DAVID COHEN, Trustee for INTEGRATED                  :
LEGAL AND FINANCIAL PROBLEM SOLVERS,                 :
INC. DEFINED BENEFIT PENSION PLAN AND                :
TRUST                                                :
                                                     :  C.A. No:
                                      Plaintiff,     :
                                                     :
                            v.                       :  CLASS ACTION COMPLAINT
                                                     :
GENERAL BEARING CORPORATION                          :
GBC ACQUISITION CORP.,                               :
SEYMOUR GUSSACK, DAVID GUSSACK,                      :
RONALD FETZER, BARBARA HENEGAN,                      :
PETER BAROTZ, NINA GUSSAK, and                       :
ROBERT E. BARUC,                                     :
                                                     :
                                      Defendants.    :
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            Plaintiff alleges upon information and belief except as to paragraph
1 which plaintiff alleges upon knowledge, as follows:

            1. Plaintiff is and has at all times been the owner of common stock of General Bearing Corporation ("General Bearing" or the "Company").

            2. General Bearing is a corporation duly organized and existing under the laws of the State of Delaware, with its principal offices located at 44 High Street, West Nyack, New York, 10994. General Bearing manufacturers, assembles and distributes a wide variety of bearing components and bearing products.

            3. Defendant GBC Acquisition Corp. ("GBC") is a newly formed corporation which will, in connection with the Proposed Transaction (as described below), receive 2,461,908 or approximately 66% of the outstanding shares of common stock of General Bearing.

            4. Defendant Seymour Gussack is a Chairman of the Board of Directors of General Bearing. Seymour Gussack co-owns and controls GBC.

            5. Defendant David Gussack, Seymour Gussack's son, is a Director of General Bearing and its Chief Executive Officer. David Gussack co-owns and controls GBC.

            6. Defendant Ronald Fetzer is a Director of General Bearing.

            7. Defendant Barbara Henegan is a Director of General Bearing.

            8. Defendant Peter Barotz is a Director of General Bearing.

            9. Defendant Nina Gussack is a Director of General Bearing. Nina Gussack is the daughter of Seymour Gussack and the sister of David Gussack.

            10. Defendant Robert E. Baruc is a Director of General Bearing. Robert E. Baruc is the son-in-law of Seymour Gussack and the brother-in-law of David Gussack.

            11. The individual defendants, as officers and/or directors of General Bearing, have a fiduciary relationship and responsibility to plaintiff and the other public shareholders of General Bearing and owe to them the highest obligations of good faith, loyalty, fair dealing, due care and candor, in this "going private" transaction by management.

                            CLASS ACTION ALLEGATIONS

            12. Plaintiff brings this action individually and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common shareholders of General Bearing, or their successors in interest, who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of defendants.

            13. This action is properly maintainable as a class action because:


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

                  a. The Class is so numerous that joinder of all members is impracticable. There are hundreds of General Bearing shareholders of record and many more beneficial owners who are located throughout the United States;

                  b. There are questions of law and fact which are common to the Class, including: whether GBC, Seymour Gussack and David Gussack are acting in a manner calculated to benefit themselves at the expense of General Bearing public shareholders; and whether plaintiff and the other members of the Class would be irreparably damaged if GBC is not enjoined from committing the wrongs complained of herein;

                  c. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff have the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

            14. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct of defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

            15. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.


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

                             SUBSTANTIVE ALLEGATIONS

            16. In connection with the Proposed Transaction (as described below), a management group, led by Seymour Gussack and David Gussack, will contribute 2,461,908 shares of General Bearing common stock, representing approximately 66% of the Company's common stock, to GBC, which is owned and controlled by Seymour Gussack and David Gussack.

            17. On July 16, 2004, General Bearing announced that GBC had proposed to acquire all of the General Bearing common stock it did not already own for $4.00 per share (the "Proposed Transaction").

            18. As a result of their majority ownership of General Bearing, the management group led by Seymour Gussack and David Gussack have voting control of the Company and control its proxy machinery. Seymour Gussack and David Gussack have selected and elected all of General Bearing's directors who are beholden to them for their offices and the valuable perquisites which they enjoy therefrom. Some of them are family members. In addition, the General Counsel of General Bearing is the son-in-law of Seymour Gussack and the brother-in-law of David Gussack.

            19. Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of General Bearing's public shareholders.

            20. General Bearing's Board of Directors has determined to, purportedly, "remain neutral" with respect to the Proposed Transaction and is not making a recommendation to the public shareholders whether to tender their shares. Executive management and all directors collectively owned 2,128,613 shares of General Bearing as of June 30, 2003 or 52.3%. It is difficult for the directors to remain "neutral" when indeed family interests would benefit from the going private transaction.


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            21. Seymour Gussack and David Gussack, through GBC, with the acquiescence of the directors of General Bearing, are engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, GBC and the individual defendants have breached and are breaching their fiduciary duties to the irreparable harm of the members of the Class.

            22. GBC, as the vehicle through which the Proposed Transaction will be affected, and by virtue of the controlling interest that it will receive in connection with the Proposed Transaction is integral to the Individual Defendants' breaches of their fiduciary duties.

            23. Plaintiff has no adequate remedy at law.

            WHEREFORE, plaintiff prays for judgment and relief as follows:

            A. Ordering that this action may be maintained as a class action and certifying plaintiff as Class representative;

            B. Preliminarily and permanently enjoining Defendants and all persons acting in concert with them, from proceeding with, consummating or closing the Proposed Transaction;

            C. In the event the contemplated transaction is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

            D. Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;

            E. Awarding plaintiff the costs of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and


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

            F. Granting such other and further relief as to the Court may seem just and proper.

Dated: August 11, 2004

                                             ROSENTHAL, MONHAIT, GROSS
                                                 & GODDESS, P.A.


                                             By: /s/ Carmella P. Keener
                                                 -------------------------------
                                             Carmella P. Keener (DSBA No. 2810)
                                             919 North Market Street, Suite 1401
                                             Wilmington, Delaware 19899
                                             (302) 656-4433
                                             Attorney for Plaintiff

OF COUNSEL:

BERGER & MONTAGUE P.C.
1622 Locust Street
Philadelphia, PA  19103
(215) 875-3000


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